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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                    SCHEDULE 13D
                                   (RULE 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2(a)

                              (Amendment No.    4   )(1)

                               The Loewen Group Inc.
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                                  (Name of Issuer)

                          Common shares without par value
-------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                    54042L 10 0
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                                   (CUSIP Number)

                                    Tina Swinton
                               Loewen Financial Inc.
           4126 Norland Avenue, Burnaby, British Columbia Canada V5G 3S8
                                   (604) 293-9231
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                  August 21, 1998
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              (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  PAGE 1 OF 9 PAGES

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                                     SCHEDULE 13D

----------------------------                         ------------------------
  CUSIP No.  54042 L 10 0                             Page  2  of   9  Pages
----------------------------                         ------------------------

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     NAME OF REPORTING PERSON
  1  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

          Loewen Financial Inc.
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                       (b) / /

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  3  SEC USE ONLY

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  4  SOURCE OF FUNDS*

          00; BK
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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    / /

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  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         British Columbia
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               7   SOLE VOTING POWER
                        0
 NUMBER OF    ---------------------------------------------------------------
               8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY           8,986,925
              ---------------------------------------------------------------
  OWNED BY
               9   SOLE DISPOSITIVE POWER
    EACH
                        0
 REPORTING    ---------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER
    WITH
                        8,986,925
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,986,925
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
      / /
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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.1
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 14  TYPE OF REPORTING PERSON *

          CO
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                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                     SCHEDULE 13D
-------------------------                         -------------------------
 CUSIP No.  54042 L 10 0                           Page   3   of  9   Pages
-------------------------                         -------------------------

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     NAME OF REPORTING PERSON
  1  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

          Raymond L. Loewen
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  / /
                                                       (b) / /

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  3  SEC USE ONLY

---------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

          BK; PF
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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)  / /

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  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
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                 7  SOLE VOTING POWER

   NUMBER OF             2,313,664
               ------------------------------------------------------------
                 8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY           9,226,125
    OWNED BY   ------------------------------------------------------------
                 9  SOLE DISPOSITIVE POWER
      EACH
                         2,313,664
   REPORTING   ------------------------------------------------------------
     PERSON      10  SHARED DISPOSITIVE POWER
      WITH
                         9,226,125
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,539,789
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
      /X/
---------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.3
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 14  TYPE OF REPORTING PERSON *

          IN
---------------------------------------------------------------------------



                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D
-------------------------                         -------------------------
 CUSIP No.  54042 L 10 0                           Page  4  of   9   Pages
-------------------------                         -------------------------

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     NAME OF REPORTING PERSON
  1  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Anne Loewen
---------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  / /
                                                       (b) / /

---------------------------------------------------------------------------
  3  SEC USE ONLY

---------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

          PF
---------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

---------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
---------------------------------------------------------------------------
                7  SOLE VOTING POWER

   NUMBER OF            2,254,838
              -------------------------------------------------------------
                8  SHARED VOTING POWER
    SHARES
 BENEFICIALLY           0
              -------------------------------------------------------------
   OWNED BY     9  SOLE DISPOSITIVE POWER
     EACH
                        2,254,838
   REPORTING  -------------------------------------------------------------
    PERSON      10     SHARED DISPOSITIVE POWER
     WITH
                        0
---------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,254,838
---------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
      / /
---------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.0
---------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON *

          IN
---------------------------------------------------------------------------

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

     The class of equity securities to which this statement ("Statement") relates is the Common shares without par value ("Common Shares") of The Loewen Group Inc., a corporation organized under the laws of British Columbia, Canada ("TLGI"). The principal executive offices of TLGI are located at 4126 Norland Avenue, Burnaby, British Columbia, Canada V5G 3S8.

ITEM 2.   IDENTITY AND BACKGROUND

     This Statement initially was filed by Loewen Financial Inc., a corporation organized under the laws of British Columbia, Canada ("LFI"), Raymond L. Loewen, an individual, and Anne Loewen, an individual. Raymond L. Loewen and Anne Loewen are husband and wife. The business address of LFI, Raymond L. Loewen and Anne Loewen is 4126 Norland Avenue, Burnaby, British Columbia, Canada V5G 3S8.

     Raymond L. Loewen is the sole shareholder and sole director of LFI. The only officers of LFI are Raymond L. Loewen, president, and Tina Swinton, secretary. The principal occupation of Raymond L. Loewen is Chairman of the Board and Chief Executive Officer of TLGI, which is an owner and operator of funeral homes, cemeteries and insurance companies in North America. The principal occupation of Tina Swinton is Vice President, Finance of Loewen Capital Corporation, a corporation organized under the laws of British Columbia,
Canada.   The principal business address of each of TLGI and Loewen Capital
Corporation is 4126 Norland Avenue, Burnaby, British Columbia, Canada V5G 3S8. Anne Loewen is not employed.

     During the last five years, none of LFI, Raymond L. Loewen, Anne Loewen and Tina Swinton has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Raymond L. Loewen, Anne Loewen and Tina Swinton are citizens of Canada.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In 1994, Loewen Financial Limited Partnership, a limited partnership in which LFI owns a 99.78% interest and is the sole general partner ("LFLP"), purchased 600,000 Common Shares in the open market. Pursuant to an agreement dated as of June 12, 1995 between Raymond L. Loewen and LFI (the "LFI Agreement"), Raymond L. Loewen transferred 5,107,600 Common Shares to LFI for consideration of 163,250,760 Class B Common Shares of LFI.



                                  PAGE 5 OF 9 PAGES

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     In June 1997, Raymond L. Loewen purchased an aggregate of 711,000 Common
Shares in an underwritten public offering and on The Toronto Stock Exchange. From November 10, 1997 to January 6, 1998, LFLP purchased an aggregate of 3,279,325 Common Shares, in a series of transactions on The Toronto Stock Exchange, The Montreal Exchange and the New York Stock Exchange
(collectively, the "Stock Purchase"). The purchase price for the Stock Purchase, approximately $83.3 million, was funded by a Credit Agreement dated as of October 23, 1997, between Raymond L. Loewen, as borrower, and Canadian Imperial Bank of Commerce, a Canadian chartered bank as lender (the "Bank"), which was amended and restated as of August 21, 1998 (the "Amended Credit Agreement").

     Raymond L. Loewen has used a combination of personal and borrowed funds to finance his prior purchases of Common Shares. In addition, 100,000 of the Common Shares held by Raymond L. Loewen were purchased pursuant to options issued to Raymond L. Loewen under TLGI's employee stock option plans ("Stock Options"). Raymond L. Loewen also holds Stock Options to acquire an additional 1,707,221 Common Shares. Under the TLGI 1994 Management Equity Investment Plan, Raymond L. Loewen was granted certain rights, and has certain obligations, to acquire an additional 2,000,000 Common Shares, beginning in 1999. Anne Loewen has used personal funds to finance her purchases of Common Shares. Anne Loewen's most recent purchase of Common Shares was made in February 1994.

ITEM 4.   PURPOSE OF TRANSACTION

     The LFI Agreement was entered into as part of overall financial planning by Raymond L. Loewen. The Stock Purchase was effected for investment purposes. Common Shares owned by LFI and Raymond L. Loewen are pledged to the Bank (the "Pledged Shares"). See Item 6.

     Although the Common Shares owned by the reporting persons are being held for investment purposes, the reporting persons reserve the right to change their plans and intentions at any time they deem appropriate. In July 1998, TLGI secured the services of the investment banking firm Salomon Smith Barney to identify and evaluate opportunities to maximize shareholder value. The identification and evaluation process is well underway. Such opportunities may include strategic partnerships, combinations, dispositions and capital investments in TLGI. In connection with actions that TLGI may take as a result of its decision to maximize shareholder value, the reporting persons may decide to sell or seek the sale of all or part of their present or future beneficial holdings of Common Shares. The reporting persons also may, at some time in the future, decide to acquire additional Common Shares or securities convertible into Common Shares, either in the open market, in private transactions, or by any other permissible means. Any such transactions may be effected at any time and from time to time.

     Except as stated in this Item 4, none of the reporting persons has any plans or proposals which would result in any of the events described in Item 4(a) through (j).


                                  PAGE 6 OF 9 PAGES

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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of August 31, 1998, LFI beneficially owns 8,986,925 Common Shares, representing 12.1% of the Common Shares outstanding. LFI directly owns the 5,107,600 Common Shares transferred to it by Raymond L. Loewen and owns a further 3,879,325 Common Shares through LFLP. LFI is the general partner of LFLP and owns a 99.78% interest in LFLP. LFI reports beneficial ownership of all of the Common Shares held by LFLP.

     Raymond L. Loewen, as the sole shareholder of LFI, may be deemed to beneficially own the 8,986,925 Common Shares held by LFI and LFLP. Separately, Mr. Loewen owns an additional 1,085,943 Common Shares, including 239,200 held directly by LLP, and Mr. Loewen has the right to acquire 1,466,921 Common Shares within 60 days of August 31, 1998. Accordingly, as of August 31, 1998, Raymond
L. Loewen beneficially owns 11,539,789 Common Shares, representing 15.3% of the Common Shares outstanding. Anne Loewen beneficially owns 2,254,838 Common Shares, representing 3.0% of the Common Shares outstanding. Raymond L. Loewen disclaims beneficial ownership of the Common Shares held by Anne Loewen.

     (b) Because Raymond L. Loewen is the sole shareholder of LFI, LFI and Raymond L. Loewen may be deemed to share the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the 5,107,600 Common Shares directly owned by LFI and the 3,879,325 Common Shares directly owned by LFLP. Because Raymond L. Loewen owns a 99.99% interest and is the sole general partner, LLP and Raymond L. Loewen may be deemed to share the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the 239,200 Common Shares directly owned by LLP. The principal business address of each of LFLP and LLP is 4126 Norland Avenue, Burnaby, British Columbia V5G 3S8. In the last five years, neither LFLP nor LLP has been convicted in a criminal proceeding, nor has LFLP or LLP been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) None of the persons named in paragraph (a) of this Item 5 has effected any transactions in Common Shares during the past sixty days, other than the pledge to the Bank of an additional 400,000 Common Shares on August 26, 1998.

     (d) See Item 6 below. Upon a default, the Bank is entitled to vote and dispose of the Pledged Shares. None of the persons named in paragraph (a) of this Item 5 is aware of any other person, other than the Bank, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Pledged Shares.

     (e)  Not applicable.


                                  PAGE 7 OF 9 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In connection with the LFI Agreement, LFI entered into a Guarantee Fee and Reimbursement Agreement dated June 13, 1995 pursuant to which LFI has pledged Common Shares to the Bank. In the event of default under the Amended Credit Agreement and a consequent loss by LFI of beneficial ownership of any Pledged Shares, Raymond L. Loewen intends to reimburse LFI, in cash or Common Shares, for such loss.

     The Amended Credit Agreement includes a covenant requiring certain margin ratios to be maintained. The Pledged Shares must be pledged during the entire term of the Amended Credit Agreement, and may be released for the sole purpose of repaying amounts due to the Bank, unless the Bank in its sole discretion agrees otherwise.

     During the term of the Amended Credit Agreement, all dividends and distributions in respect of the Pledged Shares must be paid to the Bank and applied to interest due or held for security.

     Upon a default, the Bank is entitled to vote and dispose of the Pledged Shares. The Bank may contact third parties regarding a possible sale of Pledged Shares prior to a default.

     The foregoing is qualified in its entirety by reference to the Amended Credit Agreement, which is filed as an exhibit to this Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement required by Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended*

Exhibit 2: Credit Agreement dated as of October 23, 1997, as amended and restated as of August 21, 1998, between Raymond L. Loewen, as borrower, and the Bank

Exhibit 3: Guarantee and Reimbursement Agreement dated June 13, 1995 between Raymond L. Loewen and LFI*

-------------
* Previously filed.



                                  PAGE 8 OF 9 PAGES

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                                      SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        Dated:    September 4, 1998

                                        Loewen Financial Inc.

                                        By:  /s/ Raymond L. Loewen
                                            ---------------------------
                                        Name:  Raymond L. Loewen
                                             --------------------------
                                        Title:  President
                                              -------------------------



                                               /s/ Raymond L. Loewen
                                             --------------------------
                                               Raymond L. Loewen



                                               /s/ Anne Loewen
                                             --------------------------
                                               Anne Loewen


                                  PAGE 9 OF 9 PAGES